[Jackson Kelly PLLC Letterhead]


                                  July 8, 2005

VIA EDGAR
AND ORIGINAL FEDERAL EXPRESS

United States Securities and Exchange Commission
Mail Stop 0405
450 5th Street N. W.
Washington, D.C. 20549

Attn:    Mellissa Campbell Duru
         Division of Corporation Finance

Re:      Natural Gas Services Group, Inc.
         Pre-Effective Amendment No. 2 to Registration Statement on Form S-3 File No. 333-122687

Dear Ms. Duru:

         This letter is being provided on behalf of Natural Gas Services Group, Inc. (the "Company") in connection with the Staff's comment letter dated June 3, 2005, regarding the above-referenced Registration Statement. We have been authorized to provide the responses below to the Staff's comment letter.


Comment
-------

     1. Incorporation of Documents by Reference, page 2. Please amend the disclosure in this section so that it includes a reference to the Form 10-KSB/A for the fiscal year ended December 31, 2004 that was filed on May 4, 2005.

RESPONSE
--------

         The Company has added the reference requested by the Staff. In addition, the Company has referenced the amendments to the Forms 10-KSB and 10-QSB filed in connection with the Staff's comment #3.

Comment
-------

   2. We reissue our prior comment 3. Please confirm whether Mr. Gurley acquired the securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that Mr. Gurley is an underwriter.

United States Securities and Exchange Commission
Attn:  Mellissa Campbell Duru
July 7, 2005
Page 2


RESPONSE
--------

         We confirm that Mr. Gurley acquired the securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.


             Form 10-KSB for the fiscal year ended December 31, 2004
                 Form 10-QSB for the period ended March 31, 2005


Comment

   3. Controls and Procedures, page 31 (of Form 10-K). Please amend your disclosures regarding disclosure controls and procedures to address the following issues. Refer to Regulation S-B, Rule 307, and Release 33-8238.

          o Clearly disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions. In this regard:

               o We note that your disclosure refers to the participation of your "chief executive officer" and your "principal accounting officer." It is necessary for your officers to provide conclusions rather than to only participate in the evaluation.

               o Additionally, it appears to us that your chief financial officer, who signed a certification in compliance with
                    Section 302 of the Sarbanes-Oxley Act, rather than your principal accounting officer, is the appropriate principal financial officer to provide a conclusion along with your principal executive officer.

          o Your disclosure reads, "... we have evaluated the effectiveness of our disclosures controls and procedures..." and "They have concluded that these disclosures provide reasonable assurance..." In this regard:

          o It is necessary to disclose whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective or were not effective. Please amend your filing to clearly indicate as such, rather than discussing whether your controls provide reasonable assurance. In so doing, please be careful to refer specifically to your officers rather than to "we" or "they."

United States Securities and Exchange Commission
Attn:  Mellissa Campbell Duru
July 7, 2005
Page 3




     o If you choose to elaborate regarding the definition of "disclosure controls and procedures," please be certain to include all of the components of the definition. Alternatively, you may wish to simply refer to the definition found at Rule 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended.


RESPONSE
--------

         Contemporaneously with the filing of Amendment No. 2 to Form S-3, the Company has also filed an amendment to its Report on Form 10-KSB and 10-QSB that complies with your comment.

         Feel free to contact the undersigned with any questions you may have regarding this letter.

                                                             Very truly yours,

                                                             /s/ David A. Thayer

                                                             David A. Thayer
                                                             JACKSON KELLY PLLC

cc:      Earl R. Wait, CFO, Natural Gas Services Group, Inc.